1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC September 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — October 9, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for September 2009: on an unconsolidated basis, net sales were approximately NT$28.02 billion, a decrease of 3.0 percent from August 2009 and a decrease of 0.8 percent from September 2008. Revenues for January through September 2009 totaled NT$196.75 billion, a decrease of 24.6 percent compared to the same period in 2008.
On a consolidated basis, net sales for September 2009 were approximately NT$ 28.94 billion, a decrease of 3.0 percent from August 2009 and a decrease of 1.3 percent from September 2008. Revenues for January through September 2009 totaled NT$203.65 billion, a decrease of 24.2 percent compared to the same period in 2008.
TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease) %
September	28,024	28,252	(0.8)
January through September	196,747	260,941	(24.6)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):

(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease) %
September	28,936	29,315	(1.3)
January through September	203,648	268,595	(24.2)

*	Year 2009 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
VP & CFO, TSMC	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-928-882607	ext. 7125038	ext. 7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-911-258751	Mobile: 886-926-026632
		E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
October 09, 2009
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3)	endorsements and guarantees, and 4) financial derivative transactions for the period of Sep. 2009.

1)	Sales volume (in NT$ thousand)

Period	Items	2009	2008
Sep.	Net sales	28,024,082	28,251,872
Jan.-Sep.	Net sales	196,746,523	260,940,873
2)	Funds lent to other parties (in NT$ thousand): None

3)	Endorsements and guarantees (in NT$ thousand): None

4)	Financial derivative transactions (in NT$ thousand)
TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	—	30,987,036	—	—	—	—	—
	Mark to Market Profit/Loss	—	—	367,444	—	—	—	—	—
	Unrealized Profit/Loss	—	5,832	402,788	—	—	—	—	—
Expired Contracts	Notional Amount	—	64,716,409	144,247,572	—	—	—	—	—
	Realized Profit/Loss	—	(170,353)	340,812	—	—	—	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	127,237	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	25	—	—	—	—	—	—
	Unrealized Profit/Loss	—	1,255	—	—	—	—	—	—
Expired Contracts	Notional Amount	—	1,309,427	—	—	—	—	—	—
	Realized Profit/Loss	—	(2,072)	—	—	—	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 9, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer